May 23, 2019

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Raymond Be, Esq.

VIA EDGAR

Re:	Registrant:	Natixis Funds Trust IV
	File No.:	811-09945
	Filing Type:	Form N-1A

Dear Mr. Be:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on May 14, 2019, regarding the post-effective amendment to Natixis Funds Trust IV (the “Registrant”) registration statement on Form N-1A for the AEW Global Focused Real Estate Fund and each of the Natixis Sustainable Future Funds (each a “Fund” and together the “Funds”), which was filed with the Commission on March 29, 2019 (the “Registration Statement”). For your convenience, we have summarized each comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement. Unless otherwise noted, comments and responses relate to each Fund.

Please note that the Registration Statement is scheduled to become effective automatically on June 1, 2019.

Prospectus

1.	Comment. In Footnote 1 to each Fund’s “Annual Fund Operating Expenses” table, please confirm that the undertaking will be in effect for at least one year.

Response. The Registrant confirms that this undertaking is in effect through May 31, 2020, and has inserted this date into the footnote for each Fund.

2.

Comment. In the “Principal Investment Strategies” section of the AEW Global Focused Real Estate Fund’s prospectus, as of a recent date discuss the Fund’s weighting against the Fund’s benchmark, the FTSE EPRA Nareit Developed Real Estate Index (Net). Also discuss the anticipated range and how the range will be used to reposition the Fund. Clarify that the Fund is not following the benchmark, but only using the benchmark for weighting.

Response. The Registrant notes that the “Principal Investment Strategies” section of the Fund’s prospectus states that under normal circumstances, “the Fund’s regional weightings will be +/- 10% of the regional weightings of the Fund’s benchmark, the FTSE EPRA Nareit Developed Real Estate Index (Net).” Accordingly, the Registrant believes that the anticipated range of the regional weighting of the Fund’s portfolio is adequately disclosed in the “Principal Investment Strategies” section of the Fund’s prospectus. The Registrant respectfully submits that the Fund’s weighting against the Fund’s benchmark will fluctuate within this range based on market conditions, and that disclosure of the Fund’s weighting against the Fund’s benchmark as of a recent date therefore would not be useful to investors, nor is such disclosure required by Form N-1A.

In response to this comment, the Registrant has added the following disclosure to the “Principal Investment Strategies” section of the Fund’s prospectus:

“Although the Fund does not seek to track any particular index, the Fund will be diversified in terms of geographic and property type exposures, and the FTSE EPRA Nareit Developed Real Estate Index (Net) may be used as a benchmark for the regional weighting of the Fund’s portfolio.”

3.

Comment. In the “Principal Investment Strategies” section of the AEW Global Focused Real Estate Fund’s prospectus, explain more precisely how the Fund defines Emerging Markets, specifically what the Adviser believes are not generally recognized to be fully developed markets.

Response. In response to this comment, the Registrant has revised the second to last sentence of the first paragraph of the “Principal Investment Strategies” section of the Fund’s prospectus as follows:

“For the purposes of determining whether a particular country is considered an emerging market, the Fund uses the designation set forth by the FTSE EPRA Nareit Emerging Index~~Emerging markets are economies that AEW Capital Management, L.P. (“AEW”) believes are not generally recognized to be fully developed markets, as measured by gross national income, financial market infrastructure, market capitalization and/or other factors~~.”

4.	Comment. In the “Principal Investment Strategies” section of the AEW Global Focused Real Estate Fund’s prospectus, please clarify what might be considered catalysts.

Response. In response to this comment the Registrant has revised the sixth paragraph of the “Principal Investment Strategies” section of the prospectus as follows:

“Catalysts: When evaluating a security, AEW also seeks to identify potential catalysts, such as changes in interest rates, regional and local economic conditions and other factors, that in its opinion, could cause the marketplace to re-value the security upwards in the near term. These catalysts can be macro-economic (e.g. interest rate expectations), market-driven or company-specific (e.g. a company’s development pipeline) in nature.”

5.	Comment. Please consider reordering the principal investment risks by materiality to the Fund rather than alphabetically.

Response. The Registrant has considered reordering the risks by materiality. The Registrant notes that the materiality of various risks may fluctuate throughout the year based on market conditions and the Registrant has chosen to order risks alphabetically for each of its series. Accordingly, no changes to the disclosure have been made.

6.

Comment. In the “More About Risks” section of the AEW Global Focused Real Estate Fund’s prospectus, paragraph two of “Emerging Markets Risk” seems to be directed at sovereign debt and does not seem to be a principal risk of the Fund. Please explain why this risk is relevant to the Fund.

Response. In response to this comment, the Registrant has deleted the second paragraph of the “Emerging Markets Risk” disclosure in the “More About Risks” section of the Fund’s prospectus.

7.

Comment. In the “More About Risks” section for the AEW Global Focused Real Estate Fund’s prospectus, under “Focused Investment Risk,” be more specific on how this risk relates to the real estate market. Cross reference “Real Estate Risk.”

Response. In response to this comment, the Registrant has revised the “Focused Investment Risk” disclosure within the “More About Risk” section as follows:

“Because the Fund may invest in a particular industry, such as the real estate industry, or a small number of industries or securities, it may have more risk because the impact of a single economic, political or regulatory occurrence may have a greater adverse impact on the Fund’s NAV. Investments in the real estate industry are particularly sensitive to economic downturns. See the section “Real Estate Risk” below.”

8.	Comment. For the Natixis Sustainable Future Funds, please include an 80% test for each Fund for the word “Sustainable” in the section entitled “Principal Investment Strategies.”

Response. The Registrant respectfully submits that an 80% test is not required under Rule 35d-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), because the word “Sustainable,” as used in each Fund’s name, refers to an investment strategy rather than a type of investment.1 The Registrant notes that Rule 35d-1 does not apply to a fund name that connotes a type of investment strategy. See Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001); see also Frequently Asked Questions about Rule 35d-1 (Investment Company Names) (hereinafter FAQ), at Question 9, available at www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm.

The Registrant respectfully submits that the word “Sustainable” is commonly understood to refer to an investment strategy that considers such factors as the environmental, social and governance practices of issuers, and does not suggest a specific type of investment or investments. The Registrant notes that a number of other funds include the word “sustainable” in their names and do not have an 80% test in their prospectuses. See, e.g., American Century Sustainable Equity Fund (Nov. 28, 2016); Sentinel Sustainable Core Opportunities Fund (Mar. 30, 2016); UBS International Sustainable Equity Fund (Oct. 28, 2016).

[1]	This sustainable investment approach is described in each Fund’s summary and statutory prospectus:

“The Fund follows a sustainable investing approach that aligns with environmental, social and governance (“ESG”) principles and values. Consistent with each Fund’s multi-disciplinary approach, the ESG strategies used by each Fund may vary across each Fund’s underlying funds and separately managed segments. For example, strategies may integrate ESG factors into fundamental analysis to pursue alpha and manage risk, or may use sustainable themes to identify investment opportunities. Certain ESG strategies may also seek to exclude specific types of investments.”

For these reasons, the Registrant respectfully submits that the inclusion of the word “Sustainable” in each Fund’s name is consistent with the common usage of this term as a reference to a type of investment strategy, and is unlikely to lead to investor confusion.

9.

Comment. In the “Principal Investment Strategies” section for the Natixis Sustainable Future Funds, provide more detail regarding what the Funds’ strategies are with respect to equity investments and fixed income investments. While it is clear that the Funds will start out heavily in equities and will shift to fixed income, it is not clear in which types of equity and fixed income securities the Funds will invest. For example, specify whether the strategy invests in small cap emerging markets or S&P 500 equities or whether the strategy invests in treasuries or other types of fixed income investments.

Response. The Registrant has carefully considered the Staff’s comment. The Registrant notes that the “Principal Investment Strategies” section of each Fund’s summary prospectus states that the Fund “provides exposure to a variety of asset classes including U.S. equity and fixed-income securities; non-U.S. equity and fixed-income securities, including emerging markets securities; and U.S. government and/or agency securities.”

Additionally, below the glide path image, the “Principal Investment Strategies” section of each Fund’s summary prospectus states that “[t]he Fund’s investments, whether directly through its separately managed segments or indirectly through investments in underlying funds, will generally include equity securities, such as common and preferred stocks, fixed-income investments, such as government bonds, investment grade corporate notes and bonds, zero-coupon bonds, securities issued pursuant to Rule 144A under the Securities Act of 1933 (“Rule 144A securities”), asset-backed securities and mortgage-related securities, and may also include derivative transactions, such as forward currency contracts, structured notes, futures transactions and swap transactions.”

The Registrant respectfully submits that the existing disclosure in the “Principal Investment Strategies” section adequately describes the types of equity investments and fixed income investments that the Funds will invest over time. For these reasons, no changes have been made to the disclosure.

10.	Comment. Please describe how the Natixis Sustainable Future Funds define “emerging markets.”

Response. The Registrant has supplemented the second paragraph of the “Principal Investment Strategies” section to describe how the Fund determines what constitutes “emerging markets” by following the term “emerging markets securities” with:

“(which generally encompass securities offered by markets that are not included in the MSCI World Developed Markets Index).”

11.

Comment. If “junk bonds” are a principal investment strategy of the Natixis Sustainable Future Funds, please disclose as a principal investment strategy. If junk bonds are not a principal investment strategy, please delete “Below Investment Grade Fixed-Income Securities Risk” as a principal investment risk.

Response. Investments in below investment grade fixed-income securities (or “junk bonds”) are not a principal investment strategy of the Natixis Sustainable Future Funds. Therefore, the Registrant has deleted the “Below Investment Grade Fixed-Income Securities Risk” as a principal risk.

12.	Comment. Please describe supplementally whether any of the Natixis Sustainable Future Funds invest in leveraged ETFs. If such investment is more than 25% of a Fund’s assets, please disclose.

Response. The Registrant confirms that the Natixis Sustainable Future Funds do not invest in leveraged ETFs.

13.	Comment. In the “Principal Investment Risks” section of the Natixis Sustainable Future Funds prospectus under “Interest Rate Risk,” explain briefly what duration is.

Response: The Registrant has supplemented the “Interest Rate Risk” disclosure to include a brief explanation of what “duration” is by including the following two sentences:

“Duration is a measure of the expected life of a fixed-income security that is used to determine the sensitivity of a security’s price to changes in interest rates. A fund with a longer average portfolio duration will be more sensitive to changes in interest rates than a fund with a shorter average portfolio duration.”

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete
John M. DelPrete
Assistant Secretary
Natixis Funds Trust IV

cc:	Kirk D. Johnson, Esq.

Michael G. Doherty, Esq.

John M. Loder, Esq.